Christopher R. Myers Tel: 702.868.7525 Fax: 702.471.7070 myersc@ballardspahr.com

June 5, 2014

Edward M. Kelly
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction

100 F Street, NE
Washington, D.C. 20549-4631

Re:	QuantumSphere, Inc.

Current Report on Form 8-K

Filed April 28, 2014

File No. 0-53193

Dear Mr. Kelly:

We are submitting this request for extension notice on behalf of QuantumSphere, Inc. (the “Registrant” or the “Company”), with respect to the United States Securities and Exchange Commission's (the "Commission") comment letter dated May 22, 2014, regarding the Registrant’s Current Report on Form 8-K, filed April 28, 2014. Based upon the date of the Commission's May letter, the Registrant's response is currently due on June 9, 2014. However, as discussed on June 5, 2014, the Registrant has requested, and has been granted, an extension and intends to submit its completed response and an amended Current Report on Form 8-K no later than June 16, 2014.

Please direct any questions regarding the foregoing to Robert C. Kim or me at (702) 471-7000.

Sincerely,

/s/ Christopher R. Myers

Christopher R. Myers

Associate

cc:	Gregory L. Hrncir

Robert C. Kim

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